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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. __)*

                                   ----------

                            CBRE REALTY FINANCE, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    12498B307
                                 (CUSIP Number)

                                   WALTER HORN
                                 GENERAL COUNSEL
                            ARBOR REALTY TRUST. INC.
                       333 EARLE OVINGTON BLVD., SUITE 900
                            UNIONDALE, NEW YORK 11553
                                 (516) 832-8002
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                NOVEMBER 12, 2007
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (CONTINUED ON FOLLOWING PAGES)

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CUSIP No. 12498B307                                               (PAGE 2 OF 10)
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1    NAME OF REPORTING PERSON                           Arbor Realty Trust, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a) [ ]
                                                                         (b) [ ]
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3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:                                                         WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:                              Maryland
--------------------------------------------------------------------------------
7     NUMBER OF     SOLE VOTING POWER:                                 2,900,756
-----   SHARES      ------------------------------------------------------------
8    BENEFICIALLY   SHARED VOTING POWER:                                       0
-----  OWNED BY     ------------------------------------------------------------
9        EACH       SOLE DISPOSITIVE POWER:                            2,900,756
----- REPORTING     ------------------------------------------------------------
10   PERSON WITH:   SHARED DISPOSITIVE POWER:                                  0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING                  2,900,756
     PERSON:
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                               [ ]
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN                              9.4%
     ROW (11):
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:                                                CO
--------------------------------------------------------------------------------



                         (CONTINUED ON FOLLOWING PAGES)

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CUSIP No. 12498B307                                               (PAGE 3 OF 10)


ITEM 1 SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of CBRE Realty Finance, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 185 Asylum Street, 37th Floor, Hartford, Connecticut 06103.

ITEM 2 IDENTITY AND BACKGROUND

     Arbor Realty Trust, Inc., a Maryland corporation ("Arbor Realty"), is a specialized real estate finance company which invests in a diversified portfolio of structured finance assets in the multi-family and commercial real estate markets. Arbor Realty's principal executive offices are located at 333 Earle Ovington Boulevard, Suite 900 Uniondale, New York 11553.

     The name, principal occupation or employment and citizenship of each director and executive officer of Arbor Realty is listed on Schedule A to this
Schedule 13D and is incorporated by reference herein.

     During the last five years neither Arbor Realty nor, to the best knowledge of Arbor Realty, any of the present directors or executive officers of Arbor Realty (a) has been convicted in any criminal proceeding or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Arbor Realty used its working capital to purchase the 2,900,756 shares of Common Stock reported on this Schedule 13D. The aggregate cost of purchasing such shares (including brokerage commissions, if any) was $16,471,599. Arbor Realty may utilize margin credit from time to time with respect to the Common Stock, subject to applicable federal margin regulations, stock exchange rules and the applicable brokerage firm's credit policies.

     To the best knowledge of Arbor Realty, this Item 3 is not applicable to any of the directors or executive officers of Arbor Realty because none of them has purchased, or intends to purchase, any shares of Common Stock.

CUSIP No. 12498B307                                               (PAGE 4 OF 10)


ITEM 4. PURPOSE OF TRANSACTION

     On August 14, 2007, Ivan Kaufman, the Chief Executive Officer of Arbor Realty, met with Ray Wirta, the Executive Chairman of the Board of the Issuer, wherein Mr. Kaufman indicated that he may be interested in pursuing a business combination of Arbor Realty and the Issuer. Subsequent to that meeting, Mr. Kaufman sent Mr. Wirta a letter, dated August 23, 2007, a copy of which is being filed as Exhibit 1 hereto and is incorporated in this Item 4 by reference, in which Arbor Realty proposed to acquire each outstanding share of Common Stock for consideration of $8. This proposal was a non-binding offer which expired on August 31, 2007. Prior to the expiration of Arbor Realty's proposed offer, the Issuer indicated that it was not interested in pursuing Arbor Realty's proposal and that it intended to remain an independent company.

     On September 5, 2007, Mr. Kaufman met with Kenneth J. Witkin, the President and Chief Executive Officer of the Issuer as of September 4, 2007, wherein Mr. Witkin indicated that the Issuer was not interested in pursuing a proposal by Arbor Realty to acquire the outstanding shares of Common Stock.

     On November 13, 2007, Mr. Kaufman met with Mr. Witkin to see if the Issuer would discuss a proposal by Arbor Realty to acquire the outstanding shares of Common Stock. Mr. Witkin indicated that the Issuer's board of directors would not consider such a proposal.

     On November 23, 2007, Mr. Kaufman called Mr. Witkin to inform him that Arbor Realty would be filing this Schedule 13D based on its beneficial ownership of more than 5% of the Common Stock on November 12, 2007 and its purchases from such date to the date of this filing. Arbor Realty intends to request a waiver from the Issuer to exceed the 9.8% ownership limit contained in the Issuer's charter, on the basis that Arbor Realty's ownership of the Common Stock should not cause the Issuer to violate the "five or fewer" test for a real estate investment trust (a "REIT") under federal income tax law because Arbor Realty is qualified as a REIT and satisfies this test.

     Arbor Realty intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management, the Issuer's board of directors, other shareholders of the Issuer and other relevant parties concerning the Issuer's business, operations, governance, management, strategy and future plans. Depending on various factors including, without limitation, the Issuer's financial position, future actions taken by the Issuer's board of directors, price levels of the Common Stock, other available investment opportunities, conditions in the securities market and general economic and industry conditions, Arbor Realty may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making another offer to acquire the outstanding shares of Common Stock, purchasing additional shares of Common Stock in the open market or in privately-negotiated transactions, selling some or all of the shares of Common Stock currently beneficially owned it and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 12498B307                                               (PAGE 5 OF 10)


     Other than as described above, or such as would occur if Arbor Realty decides to pursue any of the actions described above, Arbor Realty does not have any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, by-laws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) As of November 23, 2007, Arbor Realty held 2,900,756 shares of Common Stock, which represents 9.4% of the number of outstanding shares of Common Stock outstanding on November 13, 2007, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 14, 2007. Arbor Realty has the sole power to vote, and to dispose of, such shares.

     (c) During the sixty (60) days preceding November 12, 2007, the date of the event requiring the filing of this Schedule 13D, and from such date to the date of this filing, Arbor Realty (i) purchased shares of Common Stock in various open market transactions, the terms of which are set forth on Schedule B to this
Schedule 13D, and are incorporated herein by reference, and (ii) purchased 143,800 shares of Common Stock from Arbor Commercial Mortgage, LLC, the external manager of Arbor Realty, for an aggregate purchase price of $787,314, which represents the aggregate cost (including brokerage commissions, if any) of Arbor Commercial Mortgage, LLC to acquire such shares in various open market transactions in late August 2007.

     (d) No person other than Arbor Realty is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

     (e) Not applicable.

     To the best knowledge of Arbor Realty, this Item 5 is not applicable to any of the directors or executive officers of Arbor Realty.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships among Arbor Realty and any of the directors or executive officers of Arbor Realty, or between any of such persons and any other person, with respect to any securities of the Issuer.

CUSIP No. 12498B307                                               (PAGE 6 OF 10)


ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Letter, dated August 23, 2007, of Arbor Realty Trust Inc. to CBRE Realty Finance, Inc.

CUSIP No. 12498B307                                               (PAGE 7 OF 10)


                                   SIGNATURES

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 23, 2007

ARBOR REALTY TRUST, INC.


By: /s/ Ivan Kaufman
    ---------------------------------
Name: Ivan Kaufman
Title: Chief Executive Officer

CUSIP No. 12498B307                                               (PAGE 8 OF 10)


                                   SCHEDULE A

          DIRECTORS AND EXECUTIVE OFFICERS OF ARBOR REALTY TRUST, INC.

NAME                          PRINCIPAL OCCUPATION OR EMPLOYMENT                      BUSINESS ADDRESS              CITIZENSHIP
----                  -------------------------------------------------   ---------------------------------------   -----------
Ivan Kaufman          Chairman, Chief Executive Officer and President     Arbor Realty Trust, Inc.                     U.S.A.
                      of Arbor Realty Trust, Inc. ("ART") and Chief       333 Earle Ovington Boulevard, Suite 900
                      Executive Officer and President of Arbor            Uniondale, New York 11553
                      Commercial Mortgage, LLC ("ACM")*

Joseph Martello       Chief Operating Officer of Arbor Management, LLC,   Arbor Realty Trust, Inc.                     U.S.A.
                      the managing member of ACM                          333 Earle Ovington Boulevard, Suite 900
                                                                          Uniondale, New York 11553

Paul Elenio           Chief Financial Officer of ART**                    Arbor Realty Trust, Inc.                     U.S.A.
                                                                          333 Earle Ovington Boulevard, Suite 900
                                                                          Uniondale, New York 11553

Mark S. Fogel         Senior Vice President - Asset Management of ART     Arbor Realty Trust, Inc.                    U.S.A.
                                                                          333 Earle Ovington Boulevard, Suite 900
                                                                          Uniondale, New York 11553

Walter K. Horn        General Counsel, Director of Compliance,            Arbor Realty Trust, Inc.                     U.S.A.
                      Secretary and Director of ART**                     333 Earle Ovington Boulevard, Suite 900
                                                                          Uniondale, New York 11553

Gene Kilgore          Executive Vice President-                           Arbor Realty Trust, Inc.                     U.S.A.
                      Structured Securitization of ART**                  333 Earle Ovington Boulevard, Suite 900
                                                                          Uniondale, New York 11553

John C. Kovarik       Chief Credit Officer of ART                         Arbor Realty Trust, Inc.                     U.S.A.
                                                                          333 Earle Ovington Boulevard, Suite 900
                                                                          Uniondale, New York 11553

Fred Weber            Executive Vice President-                           Arbor Realty Trust, Inc.
                      Structured Finance of ART**                         333 Earle Ovington Boulevard, Suite 900
                                                                          Uniondale, New York 11553

John J. Bishar, Jr.   Executive Vice President, General Counsel and       KeySpan Corporation                          U.S.A.
                      Chief Governance Officer of KeySpan Corporation,    One MetroTech Center
                      a diversified energy delivery company               Brooklyn, New York 11201

Archie R. Dykes       Director of various corporations, including         Arbor Realty Trust, Inc.                     U.S.A.
                      PepsiAmericas, Inc., Midas, Inc. and ART            333 Earle Ovington Boulevard, Suite 900
                                                                          Uniondale, New York 11553

Karen E. Edwards      Asset Management Advisors, LLC, an integrated       Asset Management Advisors, LLC               U.S.A.
                      wealth management firm                              3801 PGA Boulevard, Suite 555
                                                                          Palm Beach Gardens, Florida 33410

William Helmreich     President of Byron Research and Consulting, a       Byron Research and Consulting                U.S.A.
                      market research firm specializing in financial      8 Polo Road
                      research, political polling, legal consulting,      Great Neck, New York 11023
                      and issues relating to food products and
                      real estate

C. Michael Kojaian    Chief Operating Officer of the Kojaian group of     Kojaian Ventures, L.L.C.                     U.S.A.
                      companies, a national multi-faceted real estate     39400 Woodward Avenue, Suite 250
                      development, investment and asset management        Bloomfield Hills, Michigan  48304
                      organization

Melvin F. Lazar       Partner of Lazar Levine & Felix LLP, a              Lazar Levine & Felix LLP, New York           U.S.A.
                      public accounting and business consulting firm      Office, The Empire State Building
                                                                          350 Fifth Avenue, 68th Floor
                                                                          New York, New York 10118

Kyle A. Permut        Director                                            Arbor Realty Trust, Inc.                     U.S.A.
                                                                          333 Earle Ovington Boulevard, Suite 900
                                                                          Uniondale, New York 11553

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CUSIP No. 12498B307                                               (PAGE 9 OF 10)


* As described in Item 2 of this Schedule 13D, ART is a specialized real estate finance company which invests in a diversified portfolio of structured finance assets in the multi-family and commercial real estate markets. ACM is a national commercial real estate finance company which specializes in debt and equity financing for multi-family and commercial real estate and also manages and advises ART and its subsidiaries pursuant to a Management Agreement, amended and restated as of January 19, 2005. The principal executive offices of ART and ACM are located at 333 Earle Ovington Boulevard, Suite 900 Uniondale, New York 11553.

** This executive officer of ART is also a member of the Executive Committee of ACM.

CUSIP No. 12498B307                                              (PAGE 10 OF 10)


                                   SCHEDULE B

 OPEN MARKET PURCHASES OF COMMON STOCK BY ARBOR REALTY FROM 9/13/07 TO 11/21/07

                             WEIGHTED
                             AVERAGE
                             PRICE PER      TOTAL
TRADE DATE   NO. OF SHARES   SHARE ($)     COST ($)
----------   -------------   ----------   ---------
 9/13/2007          50,000      5.0486      253,937

 9/14/2007          75,000      5.0985      384,644

 9/17/2007         105,000      5.1570      544,642

 9/18/2007          76,200      5.1252      392,833

 9/19/2007          25,500      5.3937      138,311

 9/20/2007          12,600      5.4571       69,144

 9/21/2007          38,200      5.9140      227,069

 9/24/2007          93,300      5.9876      562,381

 9/25/2007         315,862      5.9995    1,907,657

 9/26/2007         152,925      5.9957      923,019

 9/27/2007          23,900      5.9963      144,270

 9/28/2007         300,000      5.9628    1,800,784

10/19/2007          43,913      5.0446      223,284

10/24/2007          40,424      5.0497      205,750

 11/8/2007           9,200      3.7700       34,964

 11/9/2007           6,300      3.7981       24,184

11/12/2007          41,532      4.8298      202,285

11/13/2007         116,000      5.2874      617,980

11/14/2007         325,500      5.3659    1,759,626

11/16/2007         121,000      5.8556      713,371

11/19/2007         358,000      5.6548    2,038,739

11/20/2007         317,000      5.8065    1,853,356

11/21/2007         109,600      6.0009      662,081